Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 170-A-II dated September 15, 2009	Term Sheet to Product Supplement No. 170-A-II Registration Statement No. 333-155535 Dated November 19, 2009; Rule 433

Structured Investments	$ Market PlusNotes Linked to Copper due July 27, 2010

General

  The notes are designed for investors who seek to participate in the appreciation of the price of Copper from and including the trading day immediately following the pricing date to and including the Observation Date and who anticipate that the Closing Price of Copper will not decline, as compared to the Strike Level, by 25% or more on any trading day during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Closing Price of Copper declines, as compared to the Strike Level, by 25% or more on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the Closing Price of Copper does not decline, as compared to the Strike Level, by 25% or more on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 7.00% and (b) the Underlying Return, subject to the Maximum Return of at least 9.00%* at maturity.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 27, 2010†
  Minimum denominations of $20,000 and integral multiples $1,000 in excess thereof
  The notes are expected to price on or about November 20, 2009†† and are expected to settle on or about November 27, 2009.

Key Terms

Commodity:

The notes are linked to the price of Grade A Copper (“Copper” or the “Commodity”), which will be determined by reference to the official cash settlement price per metric ton of Grade A Copper as determined by the London Metal Exchange (Bloomberg ticker “LOCADY”). See “Closing Price” below.

Payment at Maturity†:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Level has declined from the Strike Level.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Underlying Return, subject to the Maximum Return. For additional clarification, please see “What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?” in this term sheet.

Your payment at maturity is subject to the credit risk of JPMorgan Chase & Co.
Maximum Return:

At least 9.00%. For example, if the Underlying Return is greater than or equal to 9.00%, you will receive the Maximum Return of 9.00%*, which entitles you to a maximum payment at maturity of $1,090* for every $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 9.00% and $1,090 per $1,000 principal amount note, respectively.
Contingent Minimum Return:	7.00%
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Closing Price of the Commodity has declined, as compared to the Strike Level, by a percentage equal to or greater than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	25%
Monitoring Period:	The period from and including the Strike Date to and including the Observation Date.
Underlying Return:	Ending Level – Strike Level Strike Level
Strike Level:	The Closing Price on the trading day immediately following the pricing date, which we refer to as the Strike Date. The Strike Date is expected to be November 23, 2009.
Ending Level:	The Closing Price on the Observation Date.
Closing Price:

On any trading day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the London Metal Exchange (the “LME”) and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “LOCADY” on such trading day

Observation Date:	July 20, 2010†
Maturity Date:	July 27, 2010†
CUSIP:	48124ADL8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 170-A-II or early acceleration in the event of a hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 170-A-II and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations —Capital Gains Tax Treatment.”

Investing in the Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 170-A-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-69 of the accompanying product supplement no. 170-A-II.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 19, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 170-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 170-A-II dated September 15, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 170-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 170-A-II dated September 15, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003574/e36512_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The “return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Level of 6700 and a Maximum Return of 9.00% and reflect the Contingent Minimum Return of 7.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Return on the Notes

Ending Level	Underlying Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)

12060.00	80.00%	9.00%	9.00%
11055.00	65.00%	9.00%	9.00%
10050.00	50.00%	9.00%	9.00%
9380.00	40.00%	9.00%	9.00%
8710.00	30.00%	9.00%	9.00%
8040.00	20.00%	9.00%	9.00%
7370.00	10.00%	9.00%	9.00%
7303.00	9.00%	9.00%	9.00%
7202.50	7.50%	7.50%	7.50%
7169.00	7.00%	7.00%	7.00%
7035.00	5.00%	7.00%	5.00%
6867.50	2.50%	7.00%	2.50%
6767.00	1.00%	7.00%	1.00%
6700.00	0.00%	7.00%	0.00%
6365.00	-5.00%	7.00%	-5.00%
6030.00	-10.00%	7.00%	-10.00%
5695.00	-15.00%	7.00%	-15.00%
5360.00	-20.00%	7.00%	-20.00%
5025.00	-25.00%	N/A	-25.00%
4690.00	-30.00%	N/A	-30.00%
4020.00	-40.00%	N/A	-40.00%
3350.00	-50.00%	N/A	-50.00%
2680.00	-60.00%	N/A	-60.00%
2010.00	-70.00%	N/A	-70.00%
1340.00	-80.00%	N/A	-80.00%
670.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1)	The Closing Price has not declined, as compared to the Strike Level, by 25% or more on any trading day during the Monitoring Period.
(2)	The Closing Price has declined, as compared to the Strike Level, by 25% or more on any trading day during the Monitoring Period.

JPMorgan Structured Investments — Market Plus Notes Linked to Copper	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event has not occurred, and the price of Copper increases from the Strike Level of 6700 to an Ending Level of 6867.50. Because a Knock-Out Event has not occurred and the Underlying Return of 2.50% is less than the Contingent Minimum Return of 7.00%, the investor receives a payment at maturity of $1,070 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the price of Copper decreases from the Strike Level of 6700 to an Ending Level of 6030. Because a Knock-Out Event has not occurred and the Underlying Return of -10% is less than the Contingent Minimum Return of 7.00%, the investor receives a payment at maturity of $1,070 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the price of Copper increases from the Strike Level of 6700 to an Ending Level of 7202.50. Because a Knock-Out Event has not occurred and the Underlying Return of 7.50% is greater than the Contingent Minimum Return of 7.00% but less than the Maximum Return of 9.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 7.50%) = $1,075

Example 4: A Knock-Out Event has not occurred, and the price of Copper increases from the Strike Level of 6700 to an Ending Level of 9380. Because the Underlying Return of 40% is greater than the Maximum Return of 9.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,090 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: A Knock-Out Event has occurred, and the price of Copper decreases from the Strike Level of 6700 to an Ending Level of 6030. Because a Knock-Out Event has occurred and the Underlying Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 6: A Knock-Out Event has occurred, and the price of Copper increases from the Strike Level of 6700 to an Ending Level of 7202.50. Because a Knock-Out Event has occurred and the Underlying Return of 7.50% is less than the Maximum Return of 9.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 7.50%) = $1,075

Example 7: A Knock-Out Event has occurred, and the price of Copper increases from the Strike Level of 6700 to an Ending Level of 9380. Because the Underlying Return of 40% is greater than the Maximum Return of 9.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,090 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the price of the Commodity at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 7.00% on the notes, or a minimum payment at maturity of $1,070 for every $1,000 principal amount note, subject to the Maximum Return of at least 9.00% and the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the Ending Level is greater than the Strike Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Return, subject to the Maximum Return of at least 9.00%. The maximum payment at maturity is at least $1,090 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. The actual Maximum Return will be set on the pricing date and will not be less than 9.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED SOLELY TO THE PRICE OF COPPER — The return on the notes is linked solely to the price of a single Commodity, Copper. The Underlying Return reflects the performance of the price of Copper, expressed as a percentage, from the Strike Level to the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol “LOCADY,” which we refer to as the “Closing Price” on the Observation Date. Similarly, a Knock-Out Event will occur if the Closing Price on any trading day during the Monitoring Period has declined, as compared to the Strike Level, by a percentage equal to or greater than the Knock-Out Buffer Amount. For additional information about Copper, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 170-A-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 170-A-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell LLP, that it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 170-A-II and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue

JPMorgan Structured Investments — Market Plus Notes Linked to Copper	TS-2

Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity, the futures contract underlying the Commodity or instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 170-A-II dated September 15, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Underlying Return is positive or negative. If the Closing Price has declined, as compared to the Strike Level, by the Knock-Out Buffer Amount of 25% or more on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 25% will terminate. Under these circumstances, you could lose some or all of your principal.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 7.00% MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the Closing Price on any trading day during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 25% or more, you will not be entitled to receive the Contingent Minimum Return of 7.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the price of the Commodity.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of the Commodity, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 9.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the Closing Price on any trading day during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 25% or more, you will at maturity be fully exposed to any depreciation in the price of the Commodity. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Level is less than the Strike Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Level as compared to the Strike Level. You will be subject to this potential loss of principal even if the price of the Commodity subsequently increases such that the Closing Price is less than the Strike Level by less than the Knock-Out Buffer Amount of 25%, or is equal to or greater than the Strike Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent

JPMorgan Structured Investments — Market Plus Notes Linked to Copper	TS-3

  Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  INVESTMENTS RELATED TO THE PRICE OF COPPER MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Copper is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that may cause the price of Copper to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The Grade A Copper futures contracts traded on the LME from which the Closing Price is derived are subject to legal and regulatory regimes in the United Kingdom that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of Copper. We or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 170-A-II for more information.
  OWNING THE NOTES IS NOT THE SAME AS OWNING COPPER OR COPPER-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Copper, or exchange-traded or over-the-counter instruments based on Copper. You will not have any rights that holders of such assets or instruments have.
  THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Copper, we expect that generally the market value of the notes will depend in large part on the market price of Copper. The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.
  ON THE OBSERVATION DATE, THE COPPER PRICE IS DETERMINED BY REFERENCE TO THE OFFICIAL CASH SETTLEMENT PRICE OF COPPER AS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper. On the Observation Date, your payment at maturity will be based on the Closing Price of Copper, which will be determined by reference to the official cash settlement price of Copper as determined by the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 123 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any trading day during the Monitoring Period, the official cash settlement prices of Copper and, consequently, the Underlying Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price of Copper. For additional information about Copper, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 170-A-II.

JPMorgan Structured Investments — Market Plus Notes Linked to Copper	TS-4

  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Copper and not to a diverse basket of commodities or a broad-based commodity index. The price of Copper may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Copper and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility, frequency and magnitude of changes in the price of Copper;
    supply and demand trends for Copper;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell LLP, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph sets forth the historical performance of Copper based on the Closing Prices from January 2, 2004 through November 13, 2009. The Closing Price on November 18, 2009 was $6926.00. We obtained the Closing Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Copper should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the price of Copper will result in the return of any of your initial investment.

JPMorgan Structured Investments — Market Plus Notes Linked to Copper	TS-5

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JMPSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Market Plus Notes Linked to Copper	TS-6